NOTICE TO READER
July 6, 2016

Refiling of Condensed Interim Consolidated Financial Statements for the Nine Months ended January 31, 2016 – Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements Removed
The Condensed Interim Consolidated Financial Statements for the nine months ended January 31, 2016 (the "Interim Financial Statements") are being refiled as the Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements has been removed from the Interim Financial Statements.
After filing the Interim Financial Statements on March 23, 2016, Jet Metal Corp.'s Independent Auditors, Davidson & Company LLP, performed an interim review of the Interim Financial Statements.
No changes have been made to the content of the Interim Financial Statements except for the removal of the Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements.
This notice does not form part of the Interim Financial Statements.

JET METAL CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2016

(Unaudited)
 (Expressed in Canadian Dollars)

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

	JANUARY 31, 2016	APRIL 30, 2015

ASSETS

Current assets
Cash and cash equivalents	$2,029,126	$2,350,202
Receivables	11,337	26,070
Prepaid expenses	31,435	32,258
	2,071,898	2,408,530

Available-for-sale investment (Note 5)	200,000	200,000

Deposit (Note 10)	100,000	100,000

Exploration and evaluation assets (Note 7)	2,509,791	2,509,791

Property and equipment (Note 6)	-	75,588

Reclamation bonds (Note 7)	36,326	31,267

	$4,918,015	$5,325,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$214,092	$203,055
Due to related parties (Note 10)	231,537	106,076
	445,629	309,131

Due to related party (Note 10)	-	206,810

Future reclamation provisions (Note 8)	20,807	20,807
	466,436	536,748
Equity
Capital stock (Note 9)	90,663,999	90,663,999
Reserves	21,475,351	21,475,351
Deficit	(107,687,771)	(107,350,922)
	4,451,579	4,788,428

	$4,918,015	$5,325,176
Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

Approved on March 21, 2016 on behalf of the Board of Directors:

"Ken Brophy"	Director	"Stewart Wallis"	Director
Ken Brophy		Stewart Wallis

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Canadian Dollars)

	THREE MONTH PERIODS ENDED JANUARY 31,		NINE MONTH PERIODS ENDED JANUARY 31,
	2016	2015	2016	2015

OPERATING ITEMS
Audit and accounting	$8,580	$7,942	$24,250	$1,525
Consulting	698	-	698	3,415
Depreciation (Note 6)	-	4,626	5,013	13,802
Exploration and evaluation (Note 7)	7,722	7,953	45,496	15,754
Finance income	(4,291)	(7,308)	(16,537)	(10,617)
Foreign exchange loss	1,282	5,011	2,986	5,926
Insurance	4,375	7,350	15,448	22,050
Interest (Note 8)	-	385	-	1,155
Investor relations	572	1,069	5,451	9,455
Legal	-	10,469	-	10,919
Office and administration	7,446	17,112	24,626	50,543
Rent	9,242	14,848	33,611	43,186
Transfer agent and filing fees	23,005	44,389	59,373	98,440
Wages and salaries	34,490	26,422	100,859	147,643
	(93,121)	(140,268)	(301,274)	(413,196)

Gain on forgiveness of related party debt (Note 10)	-	-	-	225,152
Gain (loss) on sale of property and equipment (Note 6)	-	-	(33,773)	600
Impairment of property and equipment (Note 6)	-	-	(1,802)	-
Loss on marketable securities (Note 4)	-	-	-	(2,449)
Net loss and comprehensive loss for the period	$(93,121)	$(140,268)	$(336,849)	$(189,893)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of common share outstanding	28,218,451	27,551,469	28,218,451	16,898,986

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED JANUARY 31,
(Unaudited)
(Expressed in Canadian Dollars)

	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(336,849)	$(189,893)
Items not affecting cash:
Depreciation	5,013	13,802
Gain on forgiveness of related party debt	-	(225,152)
Impairment of property and equipment	1,802	-
Interest	-	1,155
Loss on marketable securities	-	2,449
Loss (gain) on sale of property and equipment	33,773	(600)
Unrealized gain on foreign exchange	(5,059)	(4,541)
Non-cash working capital item changes:
Receivables	14,733	(12,277)
Prepaid expenses	823	4,398
Payables and accrued liabilities	11,037	(44,423)
Due to related parties	(81,349)	214,062
Net cash used in operating activities	(356,076)	(241,020)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	-	(3,000)
Proceeds from sale of marketable securities	-	52,710
Proceeds from sale of property and equipment	35,000	600
Net cash provided by investing activities	35,000	50,310

CASH FLOWS FROM FINANCING ACTIVITIES
Deposit	-	(100,000)
Proceeds from private placement	-	3,000,000
Repayment of related party term loan	-	(39,253)
Share issue costs	-	(34,106)
Net cash provided by financing activities	-	2,826,641

Net change in cash and cash equivalents during the period	(321,076)	2,635,931

Cash and cash equivalents, beginning of the period	2,350,202	78,541

Cash and cash equivalents, end of the period	$2,029,126	$2,714,472
Cash and cash equivalents
Cash	$106,126	$391,472
Liquid short term investments	1,923,000	2,323,000

	$2,029,126	$2,714,472
Cash (paid) received for
Interest	$27,176	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total

Balance, April 30, 2014	6,578,035	$87,411,032	$21,475,351	$(106,993,193)	$1,893,190
Private placement	20,000,000	3,000,000	-	-	3,000,000
Share issue costs – cash	-	(34,106)	-	-	(34,106)
Common shares issued for debt	1,640,416	246,062	-	-	246,062
Loss for the period	-	-	-	(189,893)	(189,893)

Balance, January 31, 2015	28,218,451	90,622,988	21,475,351	(107,183,086)	4,915,253
Loss on settlement of debt	-	41,011	-	-	41,011
Loss for the period	-	-	-	(167,836)	(167,836)

Balance, April 30, 2015	28,218,451	90,663,999	21,475,351	(107,350,922)	4,788,428
Loss for the period	-	-	-	(336,849)	(336,849)

Balance, January 31, 2016	28,218,451	$90,663,999	$21,475,351	$(107,687,771)	$4,451,579

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Jet Metal Corp. (the "Company" or "Jet Metal") is an exploration stage company whose common shares trade on the TSX Venture Exchange (the "Exchange") and the OTC Markets Group's OTCQB Marketplace.  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company's resource properties are currently located in North America. The address of the Company's registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future profitable production.

These condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future.  The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at January 31, 2016, the Company had working capital of $1,626,269 (April 30, 2015 – $2,099,399) and a deficit of $107,687,771 (April 30, 2015 – $107,350,922).  Management has assessed that this working capital is sufficient for the Company to maintain its operations and activities for the upcoming fiscal year.

These condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

2.   BASIS OF PRESENTATION

a)	Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders' equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the periods reported.

Critical Judgements

The preparation of these condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)	Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting these condensed interim consolidated financial statements include:

Deferred Tax Assets and Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management's assessment of the Company's ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration and Evaluation Assets

 The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Property and Equipment

 Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

b)   Approval of the condensed interim consolidated financial statements

The condensed interim consolidated financial statements of the Company for the nine month period ended January 31, 2016 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 21, 2016.

c)   Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss, and available-for-sale, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d)   Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards ("IASB") and in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting.  The condensed interim consolidated financial statements do not include all the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended April 30, 2015.

e)   Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp. ("Target"), Crosshair Energy USA, Inc. ("Crosshair USA"), Gemini Metals Corp. ("Gemini") as well as The Bootheel Project LLC ("BHP LLC") in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100% ownership by the Company	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100% ownership by Target	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81% ownership by Crosshair USA	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100% ownership by the Company	In-active subsidiary

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES
The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2015 and have been consistently followed in the preparation of these condensed interim consolidated financial statements.

New Accounting Pronouncement

The following accounting pronouncement has been made, but is not yet effective for the Company as at January 31, 2016.  The Company is currently evaluating the impact of the amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments ("IFRS 9"), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity's own credit risk in the other comprehensive income or loss section of the entity's statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

4.   MARKETABLE SECURITIES

	Canadian Zinc Corp. (TSE: CZN)	Ausroc Metals Ltd. (ASX: ARK)	Expedition Mining Inc. (CVE: EXU)	Total

Cost

Balance at April 30, 2014	$2,458,336	$97,024	$1,000,000	$3,555,360
Disposals	(2,458,336)	-	(1,000,000)	(3,458,336)
Balance at April 30, 2015 and January 31, 2016	-	97,024	-	97,024

Adjustments to Fair Value

Balance at April 30, 2014	(2,436,510)	(97,024)	(966,667)	(3,500,201)
Adjustment for the period	2,436,510	-	966,667	3,403,177
Balance at April 30, 2015 and January 31, 2016	-	(97,024)	-	(97,024)

Fair Value

At April 30, 2015	$-	$-	$-	$-
At January 31, 2016	$-	$-	$-	$-

During the nine month period ended January 31, 2015, the Company sold 54,565 common shares of Canadian Zinc Corporation and 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $21,543 and $31,167, respectively.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

5.   AVAILABLE-FOR-SALE INVESTMENT

On February 27, 2015, the Company purchased 1,000,000 common shares of Voleo, Inc. ("Voleo") at a price of $0.20 per common share for an aggregate purchase price of $200,000.  Voleo is developing mobile applications and software platforms to meet the investment expectations of millennial investors.  It has built a functional prototype and designed a consumer version which is in development.  Voleo expects to have its first product available for launch in 2016.

The President and Chief Executive Officer of the Company is also a director of Voleo.

6.   PROPERTY AND EQUIPMENT

	Exploration Equipment	Storage Containers	Total

Cost

Balance at April 30, 2014	$298,586	$-	$298,586
Additions	-	3,000	3,000
Balance at April 30, 2015	298,586	3,000	301,586
Disposals	(289,086)	(3,000)	(292,086)
Impairment	(9,500)	-	(9,500)
Balance at January 31, 2016	-	-	-

Accumulated Depreciation

Balance at April 30, 2014	207,570	-	207,570
Depreciation	18,203	225	18,428
Balance at April 30, 2015	225,773	225	225,998
Depreciation	4,920	93	5,013
Disposals	(222,995)	(318)	(223,313)
Impairment	(7,698)	-	(7,698)
Balance at January 31, 2016	-	-	-

Net Book Value

At April 30, 2015	$72,813	$2,775	$75,588
At January 31, 2016	$-	$-	$-

During the nine month period ended January 31, 2016, the Company sold exploration equipment and storage containers located in Newfoundland and Labrador with net book values of $66,091 and $2,682, respectively, for proceeds of $35,000, resulting in a loss on disposal of $33,773.

During the nine month period ended January 31, 2016, the Company recorded an impairment of property and equipment in relation to obsolete exploration equipment with a net book value of $1,802 and recoverable amount of $Nil, resulting in an impairment loss of $1,802.  The exploration equipment was previously used in the Company's operations in the United States.

During the nine month period ended January 31, 2015, the Company sold property and equipment with a net book value of $Nil for proceeds of $600, resulting in a gain on disposal of $600.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS

Exploration and Evaluation Assets

The balance of exploration and evaluation assets relates to acquisition costs for the Central Mineral Belt ("CMB") Silver Spruce Property as of January 31, 2016, April 30, 2015 and April 30, 2014.

There were no additions to, disposals of or impairment losses recorded with respect to exploration and evaluation assets during the year ended April 30, 2015 or nine month period ended January 31, 2016.

Exploration and Evaluation Expenditures

The following table illustrates the exploration and evaluation expenditures incurred during the nine month period ended January 31, 2016:

	Bootheel Project	CMB Silver Spruce	Total

Administration	$22,549	$17,950	$40,499
Reporting	9,980	-	9,980
Recovery – JV Partner	(4,983)	-	(4,983)
	$27,546	$17,950	$45,496

The following table illustrates exploration and evaluation expenditures incurred during the nine month period ended January 31, 2015:

Bootheel Project

Administration	$20,821
Recovery – JV Partner	(5,067)
$15,754

Central Mineral Belt ("CMB")

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty ("NSR") and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland and Labrador, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form the Moran Lake Property and terminated the related agreement.

The Company has recorded a provision for future reclamation costs in relation to the Moran Lake Property (Note 8).

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

7.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt ("CMB") (continued)

Silver Spruce Property Amalgamation

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formerly known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60% of any production from the Silver Spruce Property.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel Property in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. ("URE"), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company could earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US$3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned an 81% interest in BHP LLC, representing an 81% interest in the underlying Bootheel Property.

Reclamation Bonds

As at January 31, 2016, the Company had outstanding reclamation bonds for the Bootheel Property of US$25,800 (April 30, 2015 – US$25,800) registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

8.   FUTURE RECLAMATION PROVISIONS

	January 31, 2016	April 30, 2015

Beginning balance	$20,807	$19,267
Interest	-	1,540
Ending balance	$20,807	$20,807

As of January 31, 2016 and April 30, 2015, the balance of future reclamation provisions relates to the Moran Lake Property which the Company abandoned during the year ended April 30, 2014 (Note 7).  Although the Company no longer has title to the Moran Lake Property, it anticipates incurring cleanup costs in the future.  The timing of the cleanup costs is uncertain.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $20,000, which was adjusted for inflation at the rate of 2% and discounted at 8% to April 30, 2015.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES

Common share and share purchase warrant issuances
There were no common share or share purchase warrant issuances during the nine month period ended January 31, 2016.

The Company issued the following common shares and share purchase warrants during the year ended April 30, 2015:

On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 10 and 11).  This resulted in a loss on settlement of debt in the amount of $15,313.

On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West Management Corp. totaling $154,187 (Notes 10 and 11).  This resulted in a loss on settlement of debt in the amount of $25,698.

On September 16, 2014, the Company closed a non-brokered private placement and issued 20,000,000 units at a price of $0.15 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant is exercisable to acquire one common share for a period of 5 years at an exercise price of $0.25.  The Company paid cash commission to certain arm's length parties in the amount of $6,450 and cash share issue costs in the amount of $27,656.

Share purchase warrants
The following is a summary of warrant activities during the year ended April 30, 2015 and the nine month period ended January 31, 2016:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2014	-	-
Issued	20,000,000	$0.25
Outstanding, April 30, 2015 and January 31, 2016	20,000,000	$0.25

As at January 31, 2016, the Company had the following share purchase warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date

20,000,000	$0.25	3.64	September 16, 2019

Stock options

The Company's Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

9.  CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

The following is a summary of stock option activities during the year ended April 30, 2015 and the nine month period ended January 31, 2016:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2014	342,213	$12.01
Forfeited	(232,750)	$12.70
Expired	(83,463)	$10.10
Outstanding, April 30, 2015	26,000	$11.95
Forfeited	(5,000)	$3.80
Expired	(20,000)	$14.40
Outstanding, January 31, 2016	1,000	$3.80

At January 31, 2016, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

1,000	1,000	$3.80	1.24	April 24, 2017

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The Company recorded $Nil share-based compensation for the nine month periods ended January 31, 2016 and 2015.

No stock options were granted during the year ended April 30, 2015 or the nine month period ended January 31, 2016.

10.  RELATED PARTY TRANSACTIONS
Related parties and related party transactions impacting the condensed interim consolidated financial statements not disclosed elsewhere in these condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company's Board of Directors, corporate officers, including the Company's Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the nine month periods ended January 31, 2016 and 2015 is summarized as follows:

	January 31, 2016	January 31, 2015

Short-term benefits(1)	$47,127	$33,740

(1)	include base salaries and directors' fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

10.  RELATED PARTY TRANSACTIONS (continued)
Other related party transactions and balances

King & Bay West Management Corp. ("King & Bay West"): King & Bay West is an entity owned by the President and Chief Executive Officer of the Company and provides administrative, management, geological, regulatory, tax, business development and corporate communications services to the Company.

Transactions entered into with related parties other than key management personnel during the nine month periods ended January 31, 2016 and 2015 include the following:

	January 31, 2016	January 31, 2015

King & Bay West	$131,246	$222,256

Deposit as at January 31, 2016 consists of a security deposit in the amount of $100,000 (April 30, 2015 - $100,000) paid to King & Bay West in accordance with the management services agreement between King & Bay West and the Company (the "Management Services Agreement").  Upon termination of the Management Services Agreement, the security deposit will be applied to the final invoice rendered by King & Bay West to the Company.

Amounts due to related parties as at January 31, 2016 include the following:

•
King & Bay West - $221,537 (April 30, 2015 - $312,886).  The amount due to King & Bay West includes a term loan in the amount of $206,810 (April 30, 2015 - $206,810) which becomes due on September 16, 2016.

•	MJM Consulting Corp., an entity owned by the President and Chief Executive Officer of the Company - $10,000 (April 30, 2015 - $Nil).

The amounts due to a related party are non-interest bearing.

Debt settlement

On September 16, 2014, the Company entered into a debt settlement agreement with King & Bay West and MJM Consulting Corp. (the "Debt Settlement Agreement").  Under the terms of the Debt Settlement Agreement, King & Bay West agreed to forgive $246,063, including Goods and Services Tax of $20,911, payable by the Company, restructure $246,063 payable by the Company into a non-interest bearing two year term loan, and convert $154,187 payable by the Company into 1,027,916 fully paid and non-assessable common shares of the Company.  These common shares were valued at $179,885 and resulted in a loss on settlement of debt in the amount of $25,698.  In addition, MJM Consulting Corp. agreed to convert $91,875 payable by the Company into 612,500 fully paid and non-assessable common shares of the Company.  These common shares were valued at $107,188 and resulted in a loss on settlement of debt in the amount of $15,313.  The common shares were issued on December 9, 2014 (Notes 9 and 11).

During the year ended April 30, 2015, the Company applied payments in the amount of $39,253 to the non-interest bearing two year term loan due to King & Bay West.  No additional payments were applied during the nine month period ended January 31, 2016.

11.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS
There were no significant non-cash transactions affecting cash flows from investing or financing activities during the nine month period ended January 31, 2016.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

11.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)
The Company had the following significant non-cash transactions affecting cash flows from investing or financing during the nine month period ended January 31, 2015:

•	On December 9, 2014, the Company issued 612,500 common shares valued at $107,188 to settle amounts payable to MJM Consulting Corp. totaling $91,875 (Notes 9 and 10).
•	On December 9, 2014, the Company issued 1,027,916 common shares valued at $179,885 to settle amounts payable to King & Bay West totaling $154,187 (Notes 9 and 10).
•	Pursuant to the Debt Settlement Agreement (Note 10), the Company realized a gain on forgiveness of debt in the amount of $225,152 and loss on settlement in the amount of $41,011.
12.   SEGMENTED INFORMATION
The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	January 31, 2016	April 30, 2015

Exploration and evaluation assets

Canada	$2,509,791	$2,509,791

Property and equipment

United States	$-	$2,002
Canada	-	73,586
	$-	$75,588

Reclamation bonds

United States	$36,326	$31,267

13.   CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company's approach to capital management during the period.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

 14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company's receivables, payables and accrued liabilities, and amounts due to related parties approximate carrying value, due to their short-term nature.  The Company's cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company's available-for-sale investment is measured at amortized cost on the basis that the common shares do not have a quoted market price in an active market and the fair value cannot be reliably measured.  The Company's other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company's receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada and accrued interest receivable due from a major financial institution.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13.  As a result of financing and debt restructuring completed during the year ended April 30, 2015, management believes the Company has sufficient funds to support ongoing operating expenditures and meet its liabilities as they fall due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

14.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

(c)	Currency risk

The Company's expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2016, the Company has accounts payable denominated in US dollars of US$57,081, cash of US$8,036 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,300.

15.  SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the nine month period ended January 31, 2016:

•
On February 16, 2016, the Company entered into a letter of intent (the "LOI") with Canada Jetlines Ltd. ("Jetlines") with respect to a business combination of Jetlines and Jet Metal (the "Transaction").  Jetlines is a start-up airline aiming to become Canada's first ultra-low cost carrier ("ULCC").

The Transaction is subject to the parties executing definitive transaction documents on or before March 31, 2016 (the "Transaction Documents") and the final structure of the Transaction is to be determined upon the receipt of securities, tax and financial advice.

The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):

o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and Jetlines (the "Resulting Issuer"); and

o	each one (1) issued and outstanding Jetlines share shall be converted into one and one-half shares (1.5) of the Resulting Issuer.

The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

The Transaction is subject to the following key conditions:

o	the parties will execute the Transaction Documents by March 31, 2016;

o
Jet Metal will complete a private placement (the "Concurrent Financing") of units ("Units") for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder's fees in connection with the Concurrent Financing and may appoint a broker to assist with the Concurrent Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction;

o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;

o	the parties will complete due diligence investigations, each to their own satisfaction, prior to executing the Transaction Documents;

o	the Transaction will have received approval of the Exchange and all necessary corporate and shareholder approvals; and

JET METAL CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2016
(Unaudited)
(Expressed in Canadian Dollars)

15.  SUBSEQUENT EVENTS (continued)

o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by the Exchange. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

Jet Metal will provide Jetlines with a secured bridge loan for up to $150,000. The Loan will be advanced in tranches based on a budget agreed to between Jet Metal and Jetlines.

Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

Completion of the Transaction is subject to a number of conditions, including Exchange acceptance and disinterested shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.  Trading in the securities of the Company should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the disclosure set forth above.

•
On February 24, 2016, the Company entered into a loan agreement with Jetlines to lend the principal amount of $150,000 (the "Loan").  The Loan will be advanced in tranches based on agreed upon budgeted expenditures of Jetlines (the "Budget").  The Loan is secured by a general security agreement.  The proceeds of the Loan are to be used solely to fund the expenditures of Jetlines set forth in the Budget.

The Loan bears interest on the principal amount outstanding at the rate of ten percent (10%) per annum from the date of advance of the Loan until the principal amount of the Loan is repaid in full, and shall be payable in cash on the earlier to occur of (a) the closing of the Transaction, and (b) the date that is 60 days following the termination of the LOI in accordance with its terms, or,  in the event that the LOI is superseded by a definitive agreement, the date that is 60 days following the termination of the definitive agreement in accordance with its terms (except where the termination of the LOI or definitive agreement is based on a default by the Company, in which case the amounts advanced to Jetlines under the Loan shall no longer be due and payable by Jetlines to the Company).

All amounts owed by Jetlines to the Company which are not paid when due shall bear interest from the date on which such amount is due until such amount is paid in full, payable on demand and compounded monthly at the interest rate of ten percent (10%).

The Company received Exchange approval with respect to the Loan and subsequently advanced Jetlines the first tranche of the loan in the amount of $50,000 on March 4, 2016.